

December 7, 2010

Clark A. Marcus
Chief Executive Officer
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101
Tampa, Florida 33607

> **Re:** **Comprehensive Care Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 001-09927**

Dear Mr. Marcus:

We have reviewed your response letter filed November 17, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2010
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 25

1. We have reviewed your Agreement for the Provision of Services among CompCare de Puerto Rico, Inc., MMM Healthcare, Inc. and PMC Medicare Choice, Inc. filed with your Form 10-Q on November 15, 2010 in response to prior comment 3. This agreement and the related request for confidential treatment do not include Exhibits B through L to this agreement. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 10-Q for the period ended September 30, 2010 and your confidential treatment request to file a copy of Exhibit 10.21 and with the full and complete

agreement, including any exhibits, schedules and appendices which are included in such agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer Riegel at (202) 551-3575 or me at me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director